SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: May 2004

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Management’s Discussion and Analysis

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on our operations, performance and financial condition for the three months (Q1) ended March 31, 2004 and 2003.

ABOUT FORWARD-LOOKING STATEMENTS

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
      Unless otherwise mentioned in this MD&A, the outlooks provided in the Bell Canada 2003 MD&A dated March 10, 2004 remain unchanged.
      This MD&A contains forward-looking statements about our objectives, strategies, financial condition, results of operations and businesses. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in, and on various estimates and assumptions. It is important to know that:

  forward-looking statements in this MD&A describe our expectations on May 4, 2004 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize.
  forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges.
  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     Risks that could cause our actual results to materially differ from our current expectations are discussed in Risks that could affect our business.

In this MD&A, we, us and our mean Bell Canada, its subsidiaries and joint ventures.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the first quarter of 2004 when reading this MD&A. We also encourage you to read Bell Canada’s MD&A for the year ended December 31, 2003 dated March 10, 2004 (Bell Canada 2003 MD&A).

You will find more information about us, including Bell Canada’s Annual Information Form for the year ended December 31, 2003 (Bell Canada 2003 AIF), on BCE Inc.’s website at www.bce.ca and on SEDAR at www.sedar.com.

A statement we make is forward-looking when it uses what we know today to make a statement about the future.

Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, plan, seek, strive, target and will.

NON-GAAP FINANCIAL MEASURES

EBITDA

The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
      We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other charges. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature.
      EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.

We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other charges.

2     2004 Quarterly Report     Bell Canada

EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income which is discussed in the Financial Results Analysis section of this MD&A. The table below is a reconciliation of EBITDA to operating income on a consolidated basis.

	Q1 2004	Q1 2003

EBITDA	1,755	1,693
Amortization expense	(732)	(723)
Net benefit plans cost	(60)	(44)
Restructuring and other charges	(3)	–

Operating income	960	926

FREE CASH FLOW

The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
      We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
      The most comparable Canadian GAAP financial measure is cash from operating activities. You will find a reconciliation of free cash flow to cash from operating activities on a consolidated basis in Financial and capital management.

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

About Our Business

Bell Canada is Canada’s largest communications company. Starting in the first quarter of 2004, we report our results of operations under four segments: Consumer, Business, Aliant and Other Bell Canada.
      Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. Therefore, in addition to discussing our consolidated operating results in this MD&A, we discuss the operating results of each of our segments. See Note 2 to the unaudited consolidated financial statements for information about our segments.
      The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
      The Business segment provides local telephone, long distance, wireless, data, including Internet access, and other services to Bell Canada’s small and medium-sized businesses (SMB) and enterprise customers in Ontario and Québec, as well as business customers in Western Canada through Bell West Inc. (Bell West).
      The Aliant segment provides local telephone, long distance, wireless, data, including Internet access and other services to residential and business customers in Atlantic Canada and represents the operations of our subsidiary, Aliant Inc. (Aliant).
      The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Télébec Limited Partnership (Télébec), Northern Telephone Limited Partnership (Northern Telephone) and Northwestel Inc. (Northwestel). Our wholesale unit provides local telephone, long distance, data and other services to competitors who resell these services. Télébec, Northern Telephone and Northwestel provide telecommunications services to less-populated areas in Québec, Ontario and Canada’s northern territories.
      The products and services we provide and our objectives and strategy remain substantially unchanged from those described in the Bell Canada 2003 MD&A.

Video services are television services provided to customers through our direct-to-home (DTH) satellites or by very high-speed digital subscriber line (VDSL) equipment.

3     2004 Quarterly Report     Bell Canada

This section reviews the key measures we use to assess our performance and how our consolidated results in Q1 2004 compare to our consolidated results in Q1 2003.

The Quarter at a Glance

Overall, this quarter we continued solid progress in many areas of our business. Once again wireless delivered leading performance and we continued our momentum in winning the broadband home with high-speed Internet and video service subscriber growth. These subscriber gains led to strong revenue growth in the Consumer segment.
      In the Business segment, fundamental structural changes in the way we operate in the enterprise and the SMB markets are beginning to improve underlying performance – revenue growth combined with significant margin improvement led to a strong increase in operating income.
      We continue to face market challenges in the wholesale sector, as well as in Business data and long distance services.
      Solid operating performance led to continued growth in free cash flow.

Connec- tions	Q1 2004	31 Mar. 04
(in thousands)	Net Adds	Connec- tions

Wireless	92	4,504
DSL	115	1,597
ExpressVu	16	1,403
NAS	(34)	13,017

CUSTOMER CONNECTIONS

We continued to grow our non-traditional businesses with solid customer wins, particularly in wireless and high-speed Internet, while in the traditional wireline areas of our business we saw similar rates of NAS decline as experienced in previous quarters.

  Wireless – We gained 92,000 new wireless customers this quarter, a significant improvement over the 70,000 added in Q1 2003. Blended churn of 1.3% per month for Q1 2004 represented a 0.1 percentage point improvement over both the previous quarter and over the first quarter of 2003. Our post-paid churn of 1.1% improved by 0.2 percentage points over Q1 2003.
  High-Speed Internet – Our digital subscriber line (DSL) high-speed Internet business had strong growth this quarter adding 115,000 subscribers reflecting the highest number of quarterly net additions since 2001. Subscriptions to Sympatico’s value-added services increased by 60,000 to reach a total of 347,000 at the end of the quarter.
  Video – Our video subscriber base grew by 16,000 customers this quarter compared to 13,000 net additions in Q1 2003 due to increased advertising and marketing offers compared to last year.
  Network Access Services (NAS) – Our NAS in service declined by 34,000 this quarter reflecting losses to competition and substitution effects from both wireless and high-speed Internet services.

OPERATING REVENUES

Revenues for the first quarter of 2004 were $4,106 million, a 0.6% increase compared to the same period last year. This increase reflected strong growth in wireless revenues in both the Consumer and Business segments along with growth in consumer Internet access and video services. The Consumer segment grew by 5.6% while the Business segment grew by 1.1%. Aliant segment revenues were slightly up with growth this quarter of 0.6%. Largely offsetting these increases were revenue declines of 14.1% from the Other Bell Canada segment as a result of declines in our wholesale business.

OPERATING INCOME AND EBITDA

Our operating income this quarter was $960 million, reflecting growth of $34 million, or 3.7%, over the same period last year. Our continued progress in simplifying our business, through the roll-out of productivity initiatives, translated to reduced costs despite volume increases. Our improved margins were partly offset by higher amortization expense and a higher net benefits plan cost compared to the same period last year.
      Our EBITDA for the first quarter of 2004 was $1,755 million or 3.7% higher than Q1 2003 EBITDA of $1,693 million. This increase is mainly driven by higher EBITDA in the Consumer, Business and Aliant segments offset somewhat by a decrease in the Other Bell Canada segment.

4     2004 Quarterly Report     Bell Canada

     Our EBITDA margin grew to 42.7% in the quarter, a 1.2 percentage point increase over Q1 2003, reflecting margin improvements in most of our segments driven by our continued focus on productivity, while improving customer service, and a greater emphasis on more profitable contracts within the wholesale and enterprise markets.

NET EARNINGS

Net earnings applicable to common shares for Q1 2004 were $548 million compared to net earnings of $495 million for Q1 2003.
      This increase resulted mainly from improved operating performance and a decrease in interest expense stemming from lower debt levels. This increase was partly offset by foreign exchange gains realized in Q1 2003 relating to U.S. $200 million of debt for which the foreign currency risk was hedged in April of 2003.

CAPITAL EXPENDITURES

Capital expenditures were $590 million in the first quarter, or 14.4% of revenues, up from $534 million, or 13.1% of revenues, for the same period last year. This increase reflects higher spending earlier in the year to drive DSL footprint expansion and productivity.
     Capital expenditures for the Consumer segment increased over the same period last year to focus on growth projects and productivity initiatives, including DSL, IP/Broadband and billing modernization. Business segment expenditures were essentially unchanged over Q1 2003, as reductions in enterprise spending were partially offset by an increase in SMB spending.

CASH FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash from operating activities for Q1 2004 was $1,195 million, an increase of $333 million compared to the same period last year, reflecting stronger operating performance and improved working capital management in the first quarter of 2004.
      Free cash flow of $95 million for the first quarter of 2004 was up $182 million from the $87 million of negative free cash flow achieved in Q1 2003. This improvement reflects the increase in cash from operating activities, partly offset by higher capital expenditures and an increase in total cash dividends paid.
      Before the payment of common dividends, our free cash flow of $556 million this quarter compared favourably to free cash flow of $260 million in the same period last year.
      Our net debt to total capitalization ratio improved to 47.8% at the end of the quarter from 49.2% at December 31, 2003, reflecting a net debt reduction of $461 million resulting from the generation of positive free cash flow. This was partly offset by payments of $59 million relating to business acquisitions and $39 million relating to the settlement of maturing forward contracts on long-term debt.

EXECUTING ON OUR PRIORITIES

Setting the Standard in Internet Protocol (IP)
 In December of 2003 we announced our multi-year plan to lead changes in the industry and set the standard in the IP world. At that time we identified two key objectives.
      Our first objective is to have 100% of our core traffic moving on a pervasive national IP-Multi-Protocol Label System (MPLS) network by the end of 2006.

  At the end of March 2004, 50% of the traffic on our core network was IP-based.
  We are also advising customers that, as of the end of June, we will stop selling Frame Relay and ATM legacy data services to customers who do not currently use these services.

5     2004 Quarterly Report     Bell Canada

     Our second objective is to have 90% of customers able to access a full suite of IP services by the end of 2006.

  Customers will be able to access this full suite of IP services through their DSL high-speed Internet connections. Our DSL footprint in Ontario and Québec reached 80% of homes and business lines passed at the end of the quarter, up from 75% at the end of Q1 2003. In April 2004, we began deploying new high-density DSL remotes to further expand our DSL footprint.
  We completed the upgrade of our Sympatico DSL services, increasing our High Speed Edition to 3 Megabits per second (Mbps) from 1.5 Mbps, and of our Ultra service from 3 Mbps to 4 Mbps.
  On February 2, 2004, we announced our Global IP suite of network services, including the Global IP VPN service, which extends the IP network of our enterprise customers to over 50 countries, partnering with Infonet Services Corporation (Infonet Services), a leading provider of global communications services.

Simplicity and Service
 We also progressed towards our overall objective of delivering simple and innovative integrated communication services to our customers.
      In our Consumer segment, 68,000 additional customers this quarter subscribed to The Bell Bundle, a combination of wireless, Internet, and video services in one simple offer for customers taking Bell Canada’s long distance services. Since its launch last September, we now have over 130,000 customers taking The Bell Bundle.
      During the quarter we also announced new services that will simplify the lives of consumers.

  We launched Sympatico Home Networking, an integrated wireless high-speed modem and router solution.
  We partnered with Puretracks to develop a fully bilingual, digital music download service with unique features, to be launched this Spring.
  We also completed our trials of two leading-edge wireless location-based services (Family Finder and Phone Finder).
  And on March 30, we announced a joint venture with the Virgin Group. It will offer wireless communications services to the key youth market under the dynamic Virgin brand, supported by an appropriate cost structure.

     As part of our strategy to become the “Technology Advisor” to SMB customers, we launched Productivity Pak, a self-serve bundle of tools that enable SMB customers to more easily access and share information, both in the office and on the road. In SMB, we also made progress in simplifying the customer experience by significantly reducing the provisioning cycle times on business DSL high-speed Internet service by over 80% and on PBX sales by over 40%. These improvements clearly benefit customers but they also improve our order-to-cash interval and take significant levels of cost out of these provisioning processes.
      For enterprise customers, we made significant progress in growing our targeted value added services (VAS) including risk management security, contact centres, wireless data and business networking solutions. We also continued our drive to remove complexity in the sales process – reducing the number of contract templates by 25%. In addition, we continued the thrust towards a simpler product offering, identifying a further 18 products for discontinuation, bringing the total targeted to potentially 35.
      All of these initiatives will enable us to provide our customers with innovative and more efficient services, while permitting us to significantly reduce our operating costs.

6     2004 Quarterly Report     Bell Canada

Financial Results Analysis
This section provides detailed information and analysis about our performance in Q1 2004 compared to Q1 2003. It focuses on our consolidated operating results and provides financial information for each of our segments.

OPERATING REVENUES

	Q1 2004	Q1 2003	% change

Consumer	1,825	1,729	5.6%
Business	1,435	1,419	1.1%
Aliant	504	501	0.6%
Other Bell Canada	474	552	(14.1%	)
Inter-segment eliminations	(132)	(118)	(11.9%	)

Total operating revenues	4,106	4,083	0.6%

BY SEGMENT

Consumer
 Consumer revenues for the first quarter of the year totalled $1,825 million, up 5.6% compared to Q1 2003. The strength in the Consumer segment was driven by higher wireless, Internet access and video service revenues, as a result of continued subscriber growth for each of these services.

Wireless
 Consumer wireless revenues increased this quarter compared to the same period last year mainly as a result of a higher subscriber base over Q1 2003.
      During the quarter we completed our trials of two leading-edge wireless location-based services (Family Finder and Phone Finder) and announced a joint venture with the Virgin Group to offer wireless communications services and handsets at an appropriate cost structure to the key youth market under the dynamic Virgin brand. We expect the joint venture to be operational by the end of this year.

Video
 Video service revenues for the first quarter of 2004 were $207 million or 16.9% higher compared to the same period last year driven by year over year increases in our subscriber base and average revenue per subscriber (ARPS).
      We added 16,000 new video customers in the first quarter of 2004, an improvement from the 13,000 net additions achieved in Q1 of last year, reflecting increased advertising and marketing offers. Approximately 81% of the customers added in the first quarter of 2004 committed to one or two-year contracts. Our total video customer base grew 6.5% to 1,403,000, compared to the same period last year.
      ARPS per month for video services increased by $4 to $48 for the first quarter compared to the same period last year resulting mainly from the $2.99 system access charge for all customers effective April  28, 2003, the $2 to $3 rate increase on specific programming packages introduced on February 1, 2003 and higher package penetration, partly offset by lower pay-per-view revenues.
      Customer retention efforts led to churn per month of 0.9% this quarter, an improvement of 0.1 percentage points over the same period last year.

Data
 Consumer data revenue growth was driven by an increase in our High Speed Internet customer base, reflecting the highest number of quarterly net additions since 2001, combined with our third consecutive quarter of customer churn improvements. Bell Sympatico value added services such as Desktop Anti-Virus and Desktop Firewall added 60,000 subscriptions this quarter reaching a total count of 347,000 as at March 31, 2004.
      In the first quarter, Bell Canada completed the upgrade of its Sympatico High Speed Edition to 3 Megabits per second (Mbps) from 1.5 Mbps, and of its Ultra service from 3 Mbps to 4 Mbps. During

7     2004 Quarterly Report     Bell Canada

the quarter we launched Sympatico Home Networking, an integrated wireless high-speed modem and router solution that simplifies a customer’s connection to the Internet. We also partnered with Puretracks to develop a fully bilingual, digital music download service with unique features, available to all Canadians at Sympatico.ca and exclusive benefits for Sympatico customers. This service is scheduled to be launched this Spring.

Wireline
 Long distance revenues in Q1 2004 decreased compared to Q1 2003 primarily as a result of volume declines in conversation minutes reflecting competition from non-traditional long distance providers. The reduction in higher priced overseas and U.S. conversation minutes also led to a change in traffic mix and a lower average revenue per minute.
      Local and access revenues were stable in the quarter compared to the same period last year as lower revenues from network access services were offset by gains from wireline insurance and maintenance plans. The NAS decline in the first quarter of 2004 reflected the impacts of continued competitive losses, as well as growth in high-speed Internet access subscribers which reduces the need for second telephone lines.

Bundles
 In our Consumer segment, 68,000 additional customers this quarter subscribed to The Bell Bundle, a combination of wireless, Internet, and video services in one simple offer for customers taking Bell Canada’s long distance services. Since its launch last September, we now have over 130,000 customers taking The Bell Bundle. During the quarter, over 40% of new activations included the sale of at least one new service, a slight increase over last quarter.

Business
 Our Business segment revenues in the first quarter were $1,435 million, or 1.1% higher than the first quarter of 2003, reflecting increases in wireless revenues, as well as voice terminal equipment sales and teleconferencing revenues. Offsetting these increases somewhat were declines in long distance and data service revenues. Although Business segment data revenues declined, reflecting lower construction revenues from Bell West related to the Government of Alberta (GOA) Supernet (as described below), the underlying growth in IP-based connectivity is strengthening.
      Long distance revenues declined reflecting continued pressure on pricing and a slight decline in the volume of conversation minutes.
      Local and access revenues were essentially flat as NAS losses in Ontario and Québec were largely offset by higher NAS at Bell West.
      Revenues from enterprise customers increased this quarter, driven by wireless revenue growth and higher voice terminal equipment sales, partly offset by lower long distance revenues due to competitive pressures. Enterprise data revenues were essentially flat overall, although there were strong increases in our IP service revenues. We estimate that IP services now represent over 30% of our enterprise data revenues.
      On February 2, 2004, we announced our Global IP suite of network services, including the Global IP VPN service, which extends the IP networks of our enterprise customers to over 50 countries. Bell Canada partnered with Infonet Services to deliver this suite of services outside of Canada.
      There was also significant progress made for enterprise customers in expanding our portfolio of value-added service (VAS) offerings in the areas of security risk management, contact centers, wireless data and business networking solutions. On March 10, 2004, we signed an agreement with inCode Telecom Group Inc., a wireless technology consulting firm, to jointly build and strengthen our wireless data business.

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Forbearance
 The CRTC refrains, in respect of specified telecommunications services, from exercising some or all of its powers under the Telecommunications Act. The CRTC may forbear when forbearance is consistent with Canadian telecommunications policy objectives, and the CRTC must forbear, to the extent it considers it appropriate, when there is sufficient competition to protect the interests of telecommunications users.

     Revenues from our SMB customers also increased this quarter due to wireless revenue growth and a slight improvement in legacy voice. Teleconferencing revenue growth also contributed to the increase.
      As part of our strategy to become the “Technology Advisor” to SMB customers, we launched Productivity Pak, a self-serve bundle of tools that enables SMB customers to more easily access and share information, both in the office and on the road, without having to hire IT staff to support the back office. This offering integrates Microsoft Outlook and Windows XP software into service bundles that include e-mail, automated anti-spam and content filtering, scheduling, storage sharing, and contact and task management.
      Bell West continued to grow its customer base leading to local and access and long distance revenue growth. Data revenues declined, however, as a result of lower GOA construction revenues. In 2001, we were awarded a contract by the GOA to build a next generation network (Supernet) to bring high-speed Internet and broadband capabilities to rural communities in Alberta. We are now in the last year of this contract.

Aliant
 Aliant segment revenues for the first quarter of 2004 increased $3 million or 0.6% to $504 million compared to the same period last year. This increase was mainly driven by growth in wireless and Internet services which more than offset revenue declines from long distance and terminal sales and other revenues.
      Aliant wireless revenues in Q1 2004 grew 18% compared to Q1 2003. This growth was driven by a 10% increase in Aliant’s wireless customer base reflecting the positive response to pricing offers, packaged offers combining wireless services with other non-regulated services, and the expansion of digital cellular service into new areas. In addition, ARPU for the quarter was up $4 compared to Q1 of last year reflecting the impacts of a higher percentage of customers subscribing to digital service and post-paid rate plans, higher usage and targeted price increases.
      Data revenues were up this quarter over the same period last year resulting primarily from an increase in Aliant’s high-speed Internet subscriber base reflecting the expansion of high-speed Internet service into new areas, the growing popularity of enhanced service features and targeted pricing action, mainly in the business market.
      The decrease in long distance revenues reflected customer losses to competition, lower minute volumes and increased substitution of long distance calling with Internet and wireless options by residential customers. Business long distance minutes also declined due to competitive losses and a reduction of contact center activity. Terminal sales and other revenues were down this quarter primarily from lower IT services revenues due to reduced government spending.
      On April 7, 2004, Aliant Telecom Inc. (Aliant Telecom) filed an application with the Canadian Radio-television and Telecommunications Commission (CRTC) requesting forbearance in certain specified exchanges for residential wireline local services. Aliant faces significant competition in the specified exchanges from facilities based competitors, resellers and wireless providers. We believe that there is sufficient competition in the residential local communication services market to justify forbearance for the residential wireline local services in the specified exchanges.

Other Bell Canada
 The Other Bell Canada segment revenues totalled $474 million this quarter, down $78 million or 14.1% over the same period last year. The decline resulted mainly from lower long distance and data revenues in our wholesale business reflecting the impacts of competitive pricing pressures as well as customers migrating services to their own network facilities. Wholesale long distance revenues were also impacted by our decision in the fourth quarter of last year to exit certain contracts and promotional offers for international switched minutes that had minimal margins. While we expect

9     2004 Quarterly Report     Bell Canada

further year-over-year quarterly wholesale revenue declines, we anticipate lower rates of decline going forward, as we move through the exiting of these contracts and promotional offers.
      Revenues from Télébec, Northern Telephone and Northwestel were stable this quarter.

BY BELL CANADA’S PRODUCT LINES

The following table shows Bell Canada’s consolidated revenues by product line. In addition to discussing our financial results by business segment, we believe that a separate discussion of Bell Canada’s consolidated revenues by product line provides further insight into management’s view of our financial results.

	Q1 2004	Q1 2003	% change

Local and access	1,379	1,386	(0.5%	)
Long distance	606	686	(11.7%	)
Wireless	651	551	18.1%
Data	892	920	(3.0%	)
Video	207	177	16.9%
Terminal sales and other	371	363	2.2%

Total Bell Canada	4,106	4,083	0.6%

Local and Access
 Local and access revenues declined marginally to $1,379 million for the quarter, a 0.5% decrease from the $1,386 million in the first quarter of 2003. Lower revenues from network access services (NAS) were offset in part by gains from wireline insurance and maintenance plans.
      NAS in service declined by 126,000 or 1.0% over the first quarter of 2003 as a result of continued pressure from losses resulting from competition, growth in high-speed Internet access which reduces the need for second telephone lines, and customers substituting wireline with wireless telephone service.

Long Distance
 Long distance revenues declined 11.7% to $606 million for the quarter. This decline reflects reduced international wholesale contracts as a result of a more disciplined focus on signing contracts that yield higher margins, competitive pressures in business pricing and lower consumer overseas and U.S. conversation minute volumes.
      Overall, conversation minutes this quarter declined by 6.0% to 4,578 million, compared to Q1 2003. The decline in minutes this quarter was accompanied by a decrease in the average revenue per minute (ARPM) of 3.2%, or $0.004, to $0.12.

Wireless
 Strong year-over-year subscriber growth of 13.5% and higher average revenue per unit (ARPU) led to wireless service revenue growth of 18.1% to $651 million for the quarter.
      Net activations of 92,000 this quarter were over 30% higher than in Q1 2003 reflecting the positive impact of our churn improvement, as well as our focus on acquiring customers earlier in the year. 78% of gross activations this quarter were on contracts of 2 years or more, compared to 67% for the same period last year.
      Our total cellular and PCS customer base grew to 4,504,000 at the end of this quarter. Including paging subscribers, our total wireless customer base totalled 4,997,000.
      With 75% of net activations for the quarter coming from post-paid rate plans, we ended Q1 2004 with 76% of our cellular and PCS customer base consisting of post-paid subscribers.
      Revenues from higher usage, long distance and data services led to a $3 per month increase in post-paid ARPU to $59 this quarter, compared to Q1 2003 driving the total ARPU per month to $47 Prepaid ARPU of $11 is unchanged compared to the same period last year.

10     2004 Quarterly Report     Bell Canada

     We continued to achieve improvements in churn as our post-paid churn of 1.1% improved by 0.2 percentage points from the same period last year, while blended churn improved to 1.3%, down 0.1 percentage points over both the previous quarter and Q1 2003.

Data
 Data revenues were $892 million in the first quarter, down 3.0% from the previous year as growth from high-speed Internet services was more than offset by revenue declines resulting from competitive pricing and volume pressures, including wholesale customers migrating their traffic to their own networks. This quarter’s results also reflect lower construction revenues from Bell West related to the GOA contract.
      High-speed Internet subscribers increased by 115,000 this quarter bringing our total subscriber count to 1,597,000. Total dial-up customers decreased to 836,000 at the end of Q1 2004 compared to 940,000 at the end of Q1 2003.

Video
 See discussion under Consumer Segment

Terminal Sales and Other
 Terminal sales and other revenues were $371 million for the quarter, a 2.2% increase from the same period last year reflecting an increase in teleconferencing service revenues and an increase in voice terminal equipment sales, partly offset by lower IT service revenues at Aliant.

OPERATING INCOME

	Q1 2004	Q1 2003	% change

Consumer	526	493	6.7%
Business	241	190	26.8%
Aliant	82	81	1.2%
Other Bell Canada	111	162	(31.5%	)

Total operating income	960	926	3.7%

CONSOLIDATED

Total operating income for the quarter was $960 million, $34 million or 3.7% higher compared to the same period last year. The increase reflected slightly higher revenues and lower operating expenses partly offset by higher amortization expense and a higher net benefit plans cost compared to the same period last year.
      Despite the increase in revenues, operating expenses declined by 1.6% this quarter compared to the same period last year. This reduction reflects our continued focus on productivity, the exiting of non-profitable contracts within the enterprise and wholesale markets, and lower salary expenses at Aliant’s Xwave unit. Productivity gains this quarter include reductions in IS/IT support costs and billing expenses. These improvements were offset by higher wireless subscriber acquisition costs.
      Wireless cost of acquisition (COA) of $455 per gross activation was up $68, or 17.6% over Q1 2003 due to competitive pressures on handset pricing and higher sales of more feature-rich 1X handsets.
      The COA for video services increased year-over-year by $168 to $661 per gross addition reflecting higher hardware and marketing costs, partly offset by the purchasing power of a stronger Canadian dollar. Hardware costs increased as more customers purchased second receivers, while higher marketing costs reflected the free installation promotion for contract term offers.

11     2004 Quarterly Report     Bell Canada

     Amortization expense of $732 million for the quarter was $9 million higher compared to the first quarter of 2003 resulting mainly from an increase in our capital asset base relating to prior year capital expenditures.
      Net benefit plans cost totalled $60 million for the quarter, reflecting an increase of $16 million over the first quarter of 2003. This increase resulted primarily from a higher accrued benefit obligation based on our most recent actuarial valuation.

BY SEGMENT

Consumer
 Operating income for the Consumer segment grew 6.7% to $526 million this quarter reflecting the 5.6% increase in revenues combined with higher margins.
      Higher costs resulted from sales volume increases combined with higher COA for wireless and video services and a higher number of contact centre agents to support customer service levels in our growth businesses.
      These increases, however, were somewhat offset by lower settlement expenses resulting from lower overseas and domestic rates and our continued focus on productivity.
      The impact of higher margins was partly offset by higher amortization expense and a higher net benefit plans cost compared to the same quarter last year.

Business
 The Business segment achieved strong operating income growth of 26.8% this quarter with improved margins as a result of our focus on improving profitability of this segment and the 1.1% increase in revenues. This resulted in a decline in operating expenses partially offset by higher amortization expense and a higher net benefits plan cost compared to the same period last year.
      In the enterprise sector, our continued focus on more profitable contracts as well as overall productivity led to reductions in selling, general and administrative expenses and costs of goods sold.
      Bell West also incurred lower cost of goods sold related to the GOA Supernet contract which more than offset higher salary expenses relating to a growing workforce. Our SMB unit had higher salary expenses related to increased sales coverage and higher teleconferencing service expenses.

Aliant
 Aliant’s operating income for the first quarter of 2004 was $82 million, stable compared to the first quarter of 2003 reflecting lower operating expenses offset by a higher net benefits plan cost and amortization expense.
      Lower operating expenses reflected the positive impact on salaries and wages stemming from the Xwave restructuring in 2003, lower terminating costs in Aliant’s long distance portfolio, reduced payments to the National Contribution Fund, as well as ongoing productivity and cost reduction initiatives.
      This more than offset higher selling, general and administrative expenses related to growth in wireless and Internet services, an increase in net benefits plan cost and a higher amortization expense resulting from a higher proportion of capital spending in broadband and wireless assets in recent years with overall shorter depreciable lives.

Other Bell Canada
 Operating income for the Other Bell Canada segment this quarter decreased by 31.5% to $111 million, driven by the 14.1% decline in revenues in this segment.
      Although operating expenses improved this quarter as a result of the exiting of non-profitable contracts within the wholesale market and our focus on productivity, these declines only partly

12     2004 Quarterly Report     Bell Canada

offset the revenue decreases. Operating expenses at Télébec, Northern Telephone and Northwestel were essentially flat compared to last year.

OTHER ITEMS

The table below reconciles operating income to net earnings applicable to common shares.

	Q1 2004	Q1 2003	% change

Operating income	960	926	3.7%
Other income	30	44	(31.8%	)
Interest expense	(220)	(243)	9.5%

Pre-tax earnings	770	727	5.9%
Income taxes	(196)	(183)	(7.1%	)
Non-controlling interest	(10)	(19)	47.4%

Earnings from continuing operations	564	525	7.4%
Discontinued operations	–	1	(100.0%	)

Net earnings	564	526	7.2%
Dividends on preferred shares	(16)	(16)	0.0%
Interest on equity-settled notes	–	(15)	100.0%

Net earnings applicable to common shares	548	495	10.7%

OTHER INCOME

Other income declined 32% or $14 million to $30 million in Q1 2004, compared to Q1 2003. The decline was mainly due to lower foreign exchange gains.
      In April 2003, we entered into forward contracts to hedge U.S.$200 million of long-term debt at Bell Canada that had not been previously hedged. This removed the foreign currency risk on the principal amount of that debt, which has since minimized the effect of foreign exchange.

INTEREST EXPENSE

Interest expense declined 9.5% or $23 million to $220 million in Q1 2004, compared to Q1 2003. This reflected the $2.2 billion of debt repayments (net of issues) in 2003 and the refinancing of some of our debt at lower interest rates.

INCOME TAXES

Income taxes increased 7.1% or $13 million to $196 million in Q1 2004, compared to Q1 2003. The increase was mainly from higher pre-tax earnings, partly offset by the reduction in the statutory income tax rate to 34.3% in 2004 from 35.4% in 2003.

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

CAPITAL STRUCTURE

	Q1 2004	Q4 2003

Debt due within one year	1,111	1,165
Long-term debt	10,331	10,024
Less: Cash and cash equivalents	(1,112)	(398)

Total net debt	10,330	10,791
Non-controlling interest	1,608	1,627
Total shareholders’ equity	9,682	9,520

Total capitalization	21,620	21,938

Net debt to capitalization	47.8%	49.2%

13     2004 Quarterly Report     Bell Canada

Our net debt to capitalization ratio was 47.8% at the end of Q1 2004, an improvement from 49.2% at the end of Q4 2003. This reflected improvements in net debt and total shareholders’ equity.
      Net debt improved $461 million to $10,330 million in Q1 2004. This was mainly from a decrease of $450 million in short-term cash advances made to Bell Globemedia and $95 million of free cash flow in Q1 2004. These were partly offset by $59 million invested in business acquisitions and a $39 million payment to settle maturing forward contracts on long-term debt.
      Total shareholders’ equity increased $162 million to $9,682 million in Q1 2004. This was mainly a result of $158 million of net earnings in excess of the dividends declared on common and preferred shares in Q1 2004.

CHANGE IN COMPENSATION STRATEGY FOR 2004 AND IN THE FUTURE

Starting in 2004, the executive compensation policy has been redesigned to ensure close alignment and support with the company’s new direction and strategic objectives. Fundamentally, the new executive compensation policy is designed to drive a shift in culture toward greater individual accountability and higher levels of performance.
      The underlying philosophy is to remain conservative with regards to fixed compensation (such as base salary) while placing more emphasis on variable (at risk) compensation, through the use of short-term, mid-term and long-term incentive plans, which contain specific performance targets that must be met in order to trigger any payments.
      This will further reinforce the importance of meeting the annual financial drivers and the fashion in which they are delivered and provide us with the ability to attract and retain the type of executives needed to deliver at required performance levels.
      Changes to the key features in our stock-based compensation plans included:

  transferring approximately 50% of the value of the long-term incentive plan, where stock options are granted, into a new mid-term plan under which restricted share units (RSUs) are used.
  reducing the value of stock options granted in the long-term incentive plan by approximately 50% and changing the key design features.

SUMMARY OF CASH FLOWS

	Q1 2004	Q1 2003

Cash from operating activities	1,195	862
Capital expenditures	(590)	(534)
Dividends paid	(503)	(389)
Interest paid on equity-settled notes	–	(23)
Other investing activities	(7)	(3)

Free cash flow from operations	95	(87)
Business acquisitions	(59)	(72)
Change in investments accounted for under the cost and equity methods	5	11
Capital contribution by BCH	–	347
Decrease in advances made to an affiliated company under common control	450	270
Net issuance (repayment) of debt instruments	285	(639)
Financing activities of subsidiaries with third parties	(2)	7
Cash used in discontinued operations	–	(11)
Other	(60)	1

Net increase (decrease) in cash and cash equivalents	714	(173)

14     2004 Quarterly Report     Bell Canada

CASH FROM OPERATING ACTIVITIES

Cash from operating activities increased 39% or $333 million to $1,195 million in Q1 2004, compared to Q1 2003. This was a result of the positive effect of changes in working capital and improved operating cash performance.

CAPITAL EXPENDITURES

We have rigorous programs in place to manage capital spending prudently. We continue to make investments to expand and update our networks and to meet customer demand. Capital expenditures were $590 million in the first quarter, or 14.4% of revenues, up from $534 million, or 13.1% of revenues, for the same period last year. This increase reflects higher spending earlier in the year to drive DSL footprint expansion and productivity.

BUSINESS ACQUISITIONS

We invested $59 million in business acquisitions in Q1 2004. This consisted mainly of:

  Bell Canada’s purchase of a 100% interest in Accutel Conferencing Systems Inc. (Canada) and certain branches of Accutel Conferencing Systems (U.S.) (collectively, Accutel) for $48 million. The acquisition of Accutel, a teleconferencing service provider, will allow us to broaden our strategy of combining voice and data to provide solutions to SMB customers.
  Bell Canada’s purchase of a 75.8% interest in Elix Inc. (Elix) for $10 million. The acquisition of Elix, a company well-known for contact center solutions, complements our strategic objective of providing enterprise customers with value-added services. It increases the scale of Bell Canada’s existing contact center professional services team and provides access to an expanded customer base.

     We invested $72 million in business acquisitions in Q1 2003. This consisted mainly of the purchase of BCE’s 51% interests in BCE Nexxia Corporation for a nominal amount, Fiberco Telecommunications Corporation for $27 million and Bell Globemedia’s 100% interest in Sympatico Inc. for $45 million.

DEBT INSTRUMENTS

We issued $448 million of debt in Q1 2004, and repaid $163 million of existing debt. The excess cash raised of $285 million, along with the repayment of a $450 million short-term cash advance made to Bell Globemedia, existing cash on hand of $398 million at the end of 2003 and free cash flow of $95 million generated in Q1 2004 contributed to the cash on hand of $1.1 billion at March 31, 2004. This cash on hand is expected to be used primarily to repay maturing debt during the remainder of 2004 and to finance the purchase of MTS’s 40% interest in Bell West.
      On April 30, 2004, Bell Canada repaid its Series M-15 Debentures for $500 million.

15     2004 Quarterly Report     Bell Canada

USE OF PROCEEDS

The table below updates the disclosure we previously made about how Bell Canada was going to use proceeds from public financings carried out in the first quarter of 2004 (other than disclosure that proceeds were to be used for working capital).

Financing	Disclosure previously made regarding use of proceeds (other than working capital)	Variances in the use of proceeds (with explanation of variances and their impact, if any)

March 16, 2004 public offering of Bell Canada 6.10% Debentures, Series M-17, due March 16, 2035 for a principal amount of $450 million	Net proceeds to be partly used to repay maturing debt	All of the net proceeds of $448 million were applied to the repayment of $500 million of Series M-15 Debentures that matured on April 30, 2004.

CREDIT RATINGS

Our key credit ratings at May 4, 2004 remain unchanged from those listed in the Bell Canada 2003 MD&A.

LIQUIDITY

Our ability to generate cash in the short term and in the long term, when needed, and to provide for planned growth and to fund development activities, depends on our sources of liquidity and on our cash requirements.
      Our sources of liquidity and cash requirements remain substantially unchanged from those described in the Bell Canada 2003 MD&A.

Risks That Could Affect Our Business

This section describes general risks that could affect us.
      A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
      Because no one can predict whether an event will happen or its consequences, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently not aware of.

STRATEGIES AND PLANS

We plan to achieve our business objectives through various strategies and plans. Our strategy is to lead change in the industry and set the standard for IP-based communications while continuing to deliver on our goals of innovation, simplicity and service, and efficiency. The key elements of our strategies and plans include:

  evolving from multiple service-specific networks to a single IP-based network providing new services to meet customers’ needs by introducing innovative technologies, including Voice over Internet Protocol (VoIP), very high speed digital subscriber line (VDSL) and Internet Protocol television (IPTV) and providing professional services to customers in associated areas such as network management, security and engineering

16     2004 Quarterly Report     Bell Canada

  maintaining and improving customer satisfaction by simplifying all areas of our customers’ experience, including call centres, billing and points of sale increasing the number of customers who buy multiple products by focusing our marketing and sales efforts by customer segment. This includes offering bundled services to consumers and service packages to businesses.
  lowering costs by improving efficiency in all areas of product and service delivery, including installation, activation and call centres.

     Our strategic direction involves significant changes in processes, in how we approach our markets, and in products and services. These changes will require a shift in employee skills.
      The strategies and plans outlined above will require capital expenditures for their implementation. The timing and quantity of the returns from these investments are uncertain. At this time, we cannot determine the effect that moving to a single IP-based network could have on our results of operations.
      If we are unable to achieve our business objectives, our financial performance, including our growth prospects, could be hurt. This could have a material and negative effect on our results of operations.

ECONOMIC AND MARKET CONDITIONS

Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce or discontinue using them.
      The slower pace of growth and the uncertainty in the global economy have reduced demand for some of our products and services, which has negatively affected our financial performance and may continue to negatively affect it in the future.
      Weak economic conditions may negatively affect our profitability and cash flows from operations. They could also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.

INCREASING COMPETITION

We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications and television service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems and system integrators, and other companies that deal with, or have access to, customers through various communications networks.
      Many of our competitors have substantial financial, marketing, personnel and technological resources. Other competitors have recently emerged, or may emerge in the future, from restructurings with reduced debt and a stronger financial position. This means that they could have more financial flexibility to price their products and services at competitive rates. Recently, Manitoba Telecom Services Inc., an established telecommunications provider, announced a proposed merger with Allstream Inc. potentially leading to more consolidation in the industry.
      Competition could affect our pricing strategies and reduce our revenues and profitability. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to keep our prices competitive. It forces us to continue to reduce costs,

17     2004 Quarterly Report     Bell Canada

manage expenses and increase productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.
      We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. In 2003, the Canadian government started a review of the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings (BDUs). Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. Because the government’s review has not been completed, it is impossible to predict the outcome or to assess how any resulting change in foreign ownership restrictions may affect us.
      Competition from foreign competitors could increase through the provision of advanced applications and related services delivered over IP, limiting us to the provision of IP access services only.

Wireline and Long Distance
 We experience significant competition in long distance from dial-around providers, pre-paid card providers and others, and from traditional competitors, such as inter-exchange carriers and resellers. Contracts for long distance services to large business customers are very competitive. Our pricing strategy is to offer prices that reflect the quality of our service and the volume and the characteristics of the traffic. Customers may choose to switch to competitors that offer very low prices to acquire market share and have little regard for the quality of service or impact on their earnings.
      We also face increasing cross-platform competition as customers substitute new technologies for traditional services. For example, our wireline business competes with wireless and Internet services, including chat services, instant messaging and e-mail. We expect to face competitive pressure from cable companies as they implement voice services over their networks and from other emerging competitors, including municipal electrical utilities and other VoIP providers. We expect these kinds of competition to intensify as growth in Internet and wireless services continues and new technologies are developed.
      Cross-platform competition will be increasingly intense as technologies, such as VoIP, improve and gain market acceptance. We have announced plans to launch our own VoIP initiative, but there is no assurance that it will attract a sustainable customer base. VoIP services are anticipated to take business away from our other products and services. If significant competition for VoIP develops, it could reduce our existing market share in local and long distance services, and could have a material and negative effect on our future revenues and profitability.
      VoIP technology does not require service providers to own or rent physical networks, which increases access to this market by other competitors. If competition from these service providers further develops, it could have a material and negative effect on our future revenues and profitability.
      Technology substitution, and VoIP in particular, has reduced barriers to entry that existed in the industry. This has allowed competitors with limited access to financial, marketing, personnel and technological resources to rapidly launch new products and services and to gain market share. This trend is expected to accelerate in the future, which could materially and negatively affect our financial performance.

Internet Access
 Cable companies and independent Internet service providers (ISPs) have increased competition in the broadband and Internet access services business. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.
      Furthermore, service providers funded by regional electrical utilities may continue to develop and market services that compete directly with Bell Canada’s Internet access and broadband services.

18     2004 Quarterly Report     Bell Canada

Developments in the field of fixed wireless broadband services may also result in increased competition in certain geographic service regions. This could materially and negatively affect the financial performance of our Internet access services business.

Wireless
 The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that have aggressive product and service introductions, pricing and marketing, and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.

Video
 Bell ExpressVu competes directly with another direct-to-home (DTH) satellite television provider and with cable companies across Canada. These cable companies have recently upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu.

IMPROVING PRODUCTIVITY AND CONTAINING CAPITAL INTENSITY

We continue to implement several productivity improvements while containing our capital intensity. There could be a material and negative effect on our profitability if we do not continue to successfully implement these productivity improvements and manage capital intensity while maintaining the quality of our service. For example, we must reduce the price of certain of our services that are subject to regulatory price caps, each year between 2002 and 2006. In addition, to remain competitive in some business data services that are not regulated, we have reduced our prices and may have to continue doing so in the future. Our profits will decline if we cannot lower our expenses at the same rate. There could also be a material and negative effect on our profitability if market factors or other regulatory actions result in lower revenues and we cannot reduce our expenses at the same rate.
      Many productivity improvements require capital expenditures to implement systems that automate or assist in our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements.

ANTICIPATING TECHNOLOGICAL CHANGE

We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.
      Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.
      We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.
      We are in the process of moving our core circuit-based infrastructure to IP technology. This should allow us to:

  offer integrated voice, data and video services
  offer a range of valuable network enabled business solutions to large business customers increase capital efficiency
  increase operating efficiency, including our efficiency in introducing and supporting services.

19     2004 Quarterly Report     Bell Canada

     As part of this move, we also plan to discontinue certain services that are based on circuit-based infrastructure. This is a necessary component of increasing capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned, we will not be able to achieve improvements as expected.
      There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. There is also no assurance that efficiencies will increase as expected. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

LIQUIDITY

Our ability to generate cash and to maintain capacity to meet our financial obligations and provide for planned growth depends on our cash requirements and on our sources of liquidity.
      Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements and derivative instruments.
      In general, we finance our capital needs in four ways:

  from cash generated by our operations or investments
  by borrowing from commercial banks
  through debt and equity offerings in the capital markets
  by selling or otherwise disposing of assets.

     An increased level of debt financing could lower our credit ratings, increase our borrowing costs, and give us less flexibility to take advantage of business opportunities.
      Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and our credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
      Bell Canada and certain of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include facilities serving as back-up facilities for issuing commercial paper. There is no assurance that these facilities will be renewed at favourable terms.
      We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including repayment of and refinancing our outstanding debt.
      Our plan in 2004 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to repay contractual obligations maturing in 2004 from cash on hand, from cash generated from our operations or by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected from issuing debt or equity.
      If we cannot raise the capital we need upon acceptable terms, we may have to:

  limit our ongoing capital expenditures
  limit our investment in new businesses
  try to raise additional capital by selling or otherwise disposing of assets.

     Any of these possibilities could have a material and negative effect on our cash flow from operations and growth prospects in the long term.

20     2004 Quarterly Report     Bell Canada

RELIANCE ON MAJOR CUSTOMERS

An important amount of revenue earned by us comes from a small number of major customers. If we lose contracts with such major customers and cannot replace them, it could have a material and negative effect on our results.

MAKING ACQUISITIONS

Our growth strategy includes making strategic acquisitions and entering into joint ventures. There is no assurance that we will find suitable companies to acquire or to partner with or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of acquired companies with our existing operations or in operating joint ventures.

LITIGATION, REGULATORY MATTERS AND CHANGES IN LAWS

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, including changes in, or the adoption of, new tax laws that result in higher tax rates or new taxes, could also materially and negatively affect us. Any claim by a third party, with or without merit, that a significant part of our business infringes on its intellectual property could also materially and negatively affect us.
      Please see the Bell Canada 2003 AIF for a detailed description of:

  the principal legal proceedings involving us
  certain regulatory initiatives and proceedings concerning us.

     In addition please refer to the discussion under Changes to wireline regulations of this section on Risks that could affect our business for a description of certain regulatory initiatives and proceedings that could affect us.

FUNDING AND CONTROL OF SUBSIDIARIES

Bell Canada is currently funding, directly or indirectly, and may continue to fund, the operating losses of some of its subsidiaries in the future, but is under no obligation to continue doing so. If Bell Canada decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
      In addition, Bell Canada does not have to remain the majority holder of, or maintain its current level or nature of ownership in, any subsidiary, unless it has agreed otherwise. The announcement of a decision by Bell Canada to change the nature of its investment in a subsidiary, to dispose of some or all of its interest in a subsidiary, or any other similar decision could have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.

PENSION FUND CONTRIBUTIONS

Most of our pension plans had pension fund surpluses as of our most recent actuarial valuations. As a result, we have not had to make regular contributions to the pension funds in the past few years.
      The decline in the capital markets in 2001 and 2002, combined with historically low interest rates, have significantly reduced the pension fund surpluses and negatively affected our net earnings.
      Our pension plan assets had higher returns than expected in 2003. There is no assurance that high returns will continue. If returns on pension plan assets decline again in the future, the surpluses could also continue to decline. If this happens, we might have to start making contributions to the pension funds. This could also have a material and negative effect on our results of operations.

21     2004 Quarterly Report     Bell Canada

RETAINING EMPLOYEES

Our success depends in large part on our ability to attract and retain key employees. The loss of key people, if it happens, could materially hurt our businesses and operating results.

RENEGOTIATING LABOUR AGREEMENTS

Approximately 53% of our employees are represented by unions and are covered by collective agreements. The following material collective agreements have expired:

  the collective agreement between Bell Canada and the Communications, Energy and Paperworkers Union of Canada (CEP), representing approximately 7,000 craft and services employees the collective agreements between Aliant Telecom and its employees, representing approximately 4,200 employees. Most of these employees, represented by the Council of Atlantic Telecommunications Unions, began a strike on April 23, 2004, the duration of which cannot be predicted.
  the collective agreement between Connexim, Limited Partnership and its employees, representing approximately 100 craft and services employees.

     The collective agreements between Entourage Technology Solutions Inc. and the CEP, representing approximately 2,000 technicians in Ontario and Québec, will expire on September 30, 2004.
      Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our businesses, operating results and financial condition.

EVENTS AFFECTING OUR NETWORKS

Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment, our applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Any of these events could cause our operations to be shut down indefinitely.
      Our network is connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers, could also hurt our business, including our customer relationships and operating results.

CHANGES TO WIRELINE REGULATIONS

Decisions of Regulatory Agencies
Our business is affected by decisions made by various regulatory agencies, including the CRTC. Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

Second Price Cap Decision
In May 2002, the CRTC issued decisions relating to new price cap rules that will govern incumbent telephone companies for a four-year period starting in June 2002. These decisions:

  set a 3.5% productivity factor on many capped services, which may require us to reduce prices on these services extended price cap regulation to more services
  reduced the prices that incumbent telephone companies can charge competitors for services set procedures for enforcing standards of service quality

22     2004 Quarterly Report     Bell Canada

  effectively froze rates for residential services.

     The CRTC also established a deferral account and, on March 24, 2004, initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the accounts of the incumbent telephone companies during the first two years of the price cap period. There is a risk that the account could be used in a way that could have a negative financial effect on us.
      The balance in Bell Canada’s and Aliant Telecom’s deferral accounts at March 31, 2004 was estimated to be approximately $189 million. Clearing of these accounts is expected to begin in 2005.
      On December 2, 2003, Bell Canada filed an application with the CRTC asking for approval to use some of the funds in its deferral account to expand its broadband services to certain areas. On December 24, 2003, the CRTC indicated that it plans to review this proposal as part of its proceeding in 2004.
      In addition, other follow-up issues to the Price Cap decision are expected to be resolved in 2004. The outcome of these issues could result in an additional negative effect on our results.

Decision on Incumbent Affiliates
On December 12, 2002, the CRTC released its decision on incumbent affiliates, which requires Bell Canada and its carrier affiliates to receive CRTC approval on contracts that bundle tariffed and non-tariffed products and services. This means that:

  all existing contracts that bundle tariffed and non-tariffed products and services must be filed with the CRTC for approval all new contracts that bundle tariffed and non-tariffed products and services must receive CRTC approval before they are carried out carrier affiliates must meet the same approval requirements as Bell Canada on products and services they offer in Bell Canada’s operating territory.

     On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with us will be available on the public record.
      These decisions increase our regulatory burden at both the wholesale and retail levels. They could also cause some of our large customers to choose another preferred supplier, which could have a material and negative effect on our results of operations. These decisions are currently under appeal.

Allstream and Call-Net Application Concerning Customer-Specific Arrangements
On January 23, 2004, Allstream Corp. (Allstream) and Call-Net Enterprises Inc. (Call-Net) filed a joint application asking the CRTC to order Bell Canada to stop providing service under any carrier services agreement (CSAs) that are currently filed with the CRTC and are not yet approved.
      Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff. Allstream and Call-Net have also proposed that the CRTC suspend its approval of any new CSAs until Bell Canada’s appeal of the decision on incumbent affiliates is heard.
      Bell Canada provided its comments opposing all aspects of this application. If the CRTC grants it, Bell Canada will be required to cancel contracts with many of its enterprise customers and, in some cases, to reprice services. Suspending approval of any new CSAs could have a material and negative effect on Bell Canada’s ability to offer new services to the large business customer market on competitive terms and conditions.

23     2004 Quarterly Report     Bell Canada

Public Notice on Changes to Minimum Prices
On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for setting minimum prices for our regulated services and for how incumbent telephone companies price their services, service bundles and customer contracts. It issued an amended public notice on December 8, 2003.
      The CRTC is also seeking comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It is too early to determine if the proposals will be implemented as proposed. If they are, we will be required to increase the minimum prices we charge for regulated services. This would limit our ability to compete. Bell Canada provided its comments to the CRTC on January 30, 2004.

Application Seeking Consistent Regulation
On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these converging sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others.
      On April 7, 2004, the CRTC invited comments on its preliminary views, as well as on any other relevant matters, and participation in a public consultation relating to the regulatory framework for VoIP. The CRTC stated its preliminary views that VoIP services that utilize telephone numbers that conform to the North American Numbering Plan (NANP) and allow subscribers to call or receive calls from any telephone with access to the Public Switched Telephone Network (PSTN) are functionally the same as switched telecommunications services. The CRTC stated that as a preliminary conclusion, when incumbent telephone companies provide VoIP services in their incumbent territories, they would be required to adhere to their existing tariffs or to file proposed tariffs where required, in conformity with applicable regulatory rules. The CRTC also provided its preliminary views with regard to the provision of 9-1-1 services, message relay service and privacy safeguards by local VoIP service providers.
      These proceedings could determine the rules for competition with other service providers and could affect our ability to compete in the future.

LICENCES AND CHANGES TO WIRELESS REGULATION

Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.
      As a result of a recent Industry Canada decision, Bell Mobility’s and Aliant Telecom/MT&T Mobility’s cellular and PCS licences, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, all of Bell Mobility’s cellular and PCS licences are now classified as spectrum licences with a 10-year licence term. While we expect that they will be renewed at term, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree, which could have a material and negative effect on us.
      In December 2003, Industry Canada issued its decision on changing the terms and the method of calculating the fees of cellular and PCS licences. The new fees are based on the amount of spectrum a carrier holds in a given geographic area. Fees were previously based on the degree of

24     2004 Quarterly Report     Bell Canada

deployment or the number of radio sites in operation. The changes come into effect on April 1, 2004 and will be implemented over seven years. They are not expected to have a material impact on the amount of fees we pay.
      In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more municipal involvement in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on our operations. The final report is expected in June 2004.

INCREASED ACCIDENTS FROM USING CELLPHONES

Some studies suggest that using handheld cellphones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states. If this happens, cellphone use in vehicles could decline, which could negatively affect our business.

HEALTH CONCERNS ABOUT RADIO FREQUENCY EMISSIONS

It has been suggested that some radio frequency emissions from cellphones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on our business. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing available to the wireless communications industry. Any of these would have a negative effect on our business.

BELL EXPRESSVU

Bell ExpressVu currently uses two satellites, Nimiq 1 and Nimiq 2, for its video services. Telesat operates these satellites. Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites, or of Bell ExpressVu’s terrestrial broadcasting infrastructures, could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.
      Bell ExpressVu is subject to programming and carriage requirements under its CRTC licence. Changes to the regulations that govern broadcasting or to its licence could negatively affect Bell  ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s application for the renewal of its existing DTH satellite television distribution undertaking licence was approved by the CRTC on March 31, 2004 upon essentially the same terms and conditions until August 31, 2010.
      Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. In response, it has started, or is participating in, several legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.
      Bell ExpressVu faces a loss of revenue resulting from the theft of its services. It is taking numerous actions to reduce these losses, including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase Bell ExpressVu’s capital and operating expenses, reduce subscriber growth and increase churn.

25     2004 Quarterly Report     Bell Canada

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
      The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the Bell Canada 2003 MD&A.
      We have not had any changes in the accounting standards or our accounting policies other than those described in the Bell Canada 2003 MD&A.

26     2004 Quarterly Report     Bell Canada

Consolidated Financial Statements

Consolidated Statements of Operations

For the three months ended March 31 (in $ millions) (unaudited)	2004	2003

Operating revenues	4,106	4,083

Operating expenses	(2,351)	(2,390)
Amortization expense	(732)	(723)
Net benefit plans cost (Note 4)	(60)	(44)
Restructuring and other charges	(3)	–

Total operating expenses	(3,146)	(3,157)

Operating income	960	926
Other income	30	44
Interest expense	(220)	(243)

Earnings from continuing operations before income taxes and non-controlling interest	770	727
Income taxes	(196)	(183)
Non-controlling interest	(10)	(19)

Earnings from continuing operations	564	525
Discontinued operations	–	1

Net earnings	564	526
Dividends on preferred shares	(16)	(16)
Interest on equity-settled notes	–	(15)

Net earnings applicable to common shares	548	495

Consolidated Statements of Retained Earnings

	For the three months ended March 31 (in $ millions) (unaudited)	2004	2003

	Balance at beginning of period, as previously reported	313	118
	Accounting policy change for asset retirement obligations (Note 1)	(7)	(7)

	Balance at beginning of period, as restated	306	111
	Net earnings	564	526
Dividends	– Preferred shares	(16)	(16)
	– Common shares	(390)	(444)

		(406)	(460)
	Interest on equity-settled notes	–	(15)

	Balance at end of period	464	162

27     2004 Quarterly Report     Bell Canada

Consolidated Balance Sheets

	March 31	December 31
(in $ millions) (unaudited)	2004	2003

ASSETS
Current assets
Cash and cash equivalents	1,112	398
Notes receivable from related parties	–	450
Accounts receivable	1,786	1,711
Other current assets	617	499

Total current assets	3,515	3,058
Capital assets	19,138	19,276
Other long-term assets	3,529	3,526
Indefinite-life intangible assets	796	796
Goodwill	1,638	1,586

Total assets	28,616	28,242

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,100	3,211
Debt due within one year	1,111	1,165

Total current liabilities	4,211	4,376
Long-term debt	10,331	10,024
Other long-term liabilities	2,784	2,695

Total liabilities	17,326	17,095

Non-controlling interest	1,608	1,627

SHAREHOLDERS’ EQUITY
Preferred shares	1,100	1,100
Common shareholders’ equity
Common shares	7,602	7,602
Contributed surplus	516	512
Retained earnings	464	306

Total common shareholders’ equity	8,582	8,420

Total shareholders’ equity	9,682	9,520

Total liabilities and shareholders’ equity	28,616	28,242

28     2004 Quarterly Report     Bell Canada

Consolidated Statements of Cash Flows

For the three months ended March 31 (in $ millions) (unaudited)	2004	2003

Cash flows from operating activities
Earnings from continuing operations	564	525
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	732	723
Net benefit plans cost	60	44
Future income taxes	16	(40)
Non-controlling interest	10	19
Contributions to employee pension plans	(24)	(4)
Other employee future benefit plan payments	(24)	(21)
Other	36	(28)
Changes in non-cash working capital	(175)	(356)

	1,195	862

Cash flows from investing activities
Capital expenditures	(590)	(534)
Business acquisitions	(59)	(72)
Decrease in investments accounted for under the cost and equity methods	5	11
Decrease in advances made to an affiliated company under common control	450	270
Other	(7)	(3)

	(201)	(328)

Cash flows from financing activities
Decrease in notes payable and bank advances	(4)	(900)
Issue of long-term debt	448	611
Repayment of long-term debt	(159)	(350)
Contribution of capital	–	347
Cash dividends paid on common and preferred shares	(476)	(362)
Issue of equity securities by subsidiaries to non-controlling interest	8	26
Redemption of equity securities by subsidiaries from non-controlling interest	(10)	(19)
Cash dividends paid by subsidiaries to non-controlling interest	(27)	(27)
Interest paid on equity-settled notes	–	(23)
Other	(60)	1

	(280)	(696)
Cash provided by (used in) continuing operations	714	(162)
Cash used in discontinued operations	–	(11)

Net increase (decrease) in cash and cash equivalents	714	(173)
Cash and cash equivalents at beginning of period	398	1,049

Cash and cash equivalents at end of period	1,112	876

Consists of:
Cash and cash equivalents of continuing operations	1,112	851
Cash and cash equivalents of discontinued operations	–	25

Total	1,112	876

29     2004 Quarterly Report     Bell Canada

Notes to Consolidated Financial Statements

The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2003, on pages 36 to 67 of Bell Canada’s 2003 financial information.

These notes are unaudited.

All amounts are in millions of Canadian dollars, except where noted.

 We, us and our mean Bell Canada, its subsidiaries and joint ventures.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2003, except as noted below.

Change in accounting policy
 Effective January 1, 2004, we retroactively adopted section 3110 of the CICA Handbook, Asset retirement obligations. As a result, we restated the comparative figures. The impact on our consolidated statement of operations for the three months ended March 31, 2004 and the prior periods was negligible. At December 31, 2003, this resulted in:

  an increase of $6 million in capital assets
  an increase of $17 million in other long-term liabilities
  a decrease of $4 million in future income tax liabilities
  a decrease of $7 million in the retained earnings.

Comparative figures
 We have reclassified some of the figures for the comparative period in the consolidated financial statements to make them consistent with the current period’s presentation.

Stock-based compensation plans
 Starting in 2004, we made a number of changes to the key features in our stock-based compensation plans, which included transferring approximately 50% of the value of the long-term incentive plan, where stock options are granted, into a new mid-term plan under which restricted share units (RSUs) are used. We record compensation expense for each RSU granted equal to the market value of a BCE Inc. common share at the date of grant prorated over the vesting period. The compensation expense will be adjusted for future changes in the market value of BCE Inc. common shares until the vesting date. The cumulative effect of the change will be recognized in the period of the change. Subject to compliance with individual share ownership requirements, vested RSUs will be paid in BCE Inc. common shares purchased on the open market or in cash.

NOTE 2 SEGMENTED INFORMATION

Starting in the first quarter of 2004, we report our results of operations under four segments: Consumer, Business, Aliant and Other Bell Canada. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     The Business segment provides local telephone, long distance, wireless, data, including Internet access, and other services to Bell Canada’s small and medium-sized businesses (SMB) and enterprise customers in Ontario and Québec as well as business customers in Western Canada through Bell West Inc. (Bell West).
     The Aliant segment provides local telephone, long distance, wireless, data, including Internet access and other services to residential and business customers in Atlantic Canada and represents the operations of our subsidiary, Aliant Inc. (Aliant).
     The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Télébec Limited Partnership (Télébec), Northern Telephone Limited Partnership (Northern Telephone) and Northwestel Inc. (Northwestel). Our wholesale unit provides local telephone, long distance, data and other services to competitors who resell these services. Télébec, Northern Telephone and Northwestel provide telecommunications services to less-populated areas in Québec, Ontario and Canada’s northern territories.

30     2004 Quarterly Report     Bell Canada Enterprises

NOTE 2 SEGMENTED INFORMATION (continued)
For the three months ended March 31		2004	2003

Operating revenues
Consumer	External	1,808	1,713
	Inter-segment	17	16

		1,825	1,729

Business	External	1,396	1,383
	Inter-segment	39	36

		1,435	1,419

Aliant	External	464	464
	Inter-segment	40	37

		504	501

Other Bell Canada	External	438	523
	Inter-segment	36	29

		474	552

Inter-segment eliminations		(132)	(118)

Total operating revenues		4,106	4,083

Operating Income
Consumer		526	493
Business		241	190
Aliant		82	81
Other Bell Canada		111	162

Total operating income		960	926
Other income		30	44
Interest expense		(220)	(243)
Income taxes		(196)	(183)
Non-controlling interest		(10)	(19)

Earnings from continuing operations		564	525

NOTE 3 STOCK-BASED COMPENSATION

RSUs
 During the first quarter of 2004, 1,380,550 RSUs were granted. We recorded compensation expense of $3 million.

BCE Inc. stock options
 The table below is a summary of the status of BCE Inc.’s stock option programs.

For the three months ended March 31	2004

	Number of shares	Weighted average exercise price ($)

Outstanding, January 1, 2004	15,769,753	$32
Granted	3,884,000	$30
Exercised	(114,156)	$15
Expired/forfeited	(253,474)	$33
Transfers in/out	191,346	$31

Outstanding, March 31, 2004	19,477,469	$32

Exercisable, March 31, 2004	8,149,467	$35

31     2004 Quarterly Report     Bell Canada Enterprises

NOTE 3 STOCK-BASED COMPENSATION (continued)

Assumptions used in stock-option pricing model
 The table below shows the assumptions used to determine stock-based compensation expense using the Black-Scholes option pricing model.

For the three months ended March 31	2004	2003

Compensation cost (in $ millions)	4	4
Number of stock options granted	3,884,000	3,516,202
Weighted average fair value per option granted ($)	3	6
Assumptions
Dividend yield	4.0%	3.6%
Expected volatility	27%	30%
Risk-free interest rate	3.1%	4.1%
Expected life (years)	3.5	4.5

NOTE 4 EMPLOYEE BENEFIT PLANS The table below shows the components of benefit plans cost.

	Pension benefits			Other benefits
For the three months ended March 31	2004	2003	2004	2003

Current service cost	56	52	8	7
Interest cost on accrued benefit obligation	192	181	26	26
Expected return on plan assets	(226)	(223)	(2)	(2)
Amortization of past service costs	2	2	–	–
Amortization of net actuarial losses	6	3	–	–
Amortization of transitional (asset) obligation	(11)	(11)	9	9

Net benefit plans cost	19	4	41	40

The table below shows the amounts we contributed to the pension benefit plans and the payments made to beneficiaries under other employee future benefit plans.

	Pension benefits			Other benefits
For the three months ended March 31	2004	2003	2004	2003

Aliant	19	3	1	1
Bell Canada	5	1	23	20

Total	24	4	24	21

32     2004 Quarterly Report     Bell Canada

This document has been filed by Bell Canada with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can also be found on BCE’s Web site at www.bce.ca or is available upon request from:	Mailing address Bell Canada Corporate Communications 1000, rue de La Gauchetière O. Bureau 3700 Montréal (Québec) H3B 4Y7 e-mail address forum@bell.ca

Investor Relations
tel: 1 800 339-6353
fax: (514) 786-3970
For additional copies of these statements, please call
1 888 932-6666.

Pour obtenir un exemplaire de la version française de ce document, composez le 1 888 932-6666.

PRINTED IN CANADA 04-05 BC-1E

Certification of Interim Filings
during Transition Period

I, Michael J. Sabia, Chief Executive Officer of Bell Canada, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bell Canada (the issuer) for the interim period ending March 31, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 4, 2004	By:	(signed) Michael J. Sabia
Michael J. Sabia Chief Executive Officer Bell Canada

Certification of Interim Filings
during Transition Period

I, Siim A. Vanaselja, Chief Financial Officer of Bell Canada, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bell Canada (the issuer) for the interim period ending March 31, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 4, 2004	By:	(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer Bell Canada

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: May 5, 2004